Exhibit 3.35(a)

CERTIFICATE OF FORMATION

OF

LJMGP, LLC

This Certificate of Formation has been duly executed and is being filed to form a limited liability company under the Delaware Limited Liability Company Act, 6 Delaware. C. § 18-101, et seq.

1. The name of the limited liability company (the “Company”) is LJMGP, LLC.

2. The address of the registered office of the Company is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801 and the name and address of the registered agent of the Company for the service of process is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

3. The only member of the Company is L. J. Melody & Company, a Texas corporation.

IN WITNESS WHEREOF, the undersigned has executed this instrument on this the 29th day of June 2001.

Authorized Person:

By:	/s/ Gray Jennings
Name: Gray Jennings
Title: Authorized Person